TCP Capital Corp.

2951 28th Street, Suite 1000

Santa Monica, CA 90405

(310) 566-1094

December 4, 2013

VIA  EDGAR:

Mr. Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:  TCP Capital Corp. — File No. 333-192066

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TCP Capital Corp. (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-192066) so that it may become effective at 4:00 PM (Eastern Time) on December 6, 2013, or as soon as practicable thereafter.

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request oral notification of such effectiveness by a telephone call to our counsel using the following contact information:

Steven Grigoriou

Skadden, Arps, Slate, Meagher & Flom LLP

Phone: 416-777-4727

Sincerely,

TCP CAPITAL CORP.

By:	/s/ Paul L. Davis
Paul L. Davis
Chief Financial Officer